FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

NATIONAL BANK OF GREECE

Press Release

Resolutions of the Extraordinary General Meeting of Shareholders of National Bank of Greece

National Bank of Greece announces that today, 26 November 2010 at 12:00 noon, it held an Extraordinary General Meeting of Shareholders of the Bank at the Melas Building, Athens. The General Meeting convened with a quorum of 39.07% of the paid-up share capital and took the following decisions:

First: It approved the repurchase by the Bank of preference shares held by the Hellenic Republic (under Law 3723/2008) of a nominal value of €350 million through payment in cash, subject to obtaining other statutory approvals, and provided related powers and authorities.

Second: It elected three additional members to the Board: Messrs Alexander Tourkolias, Anthimos Thomopoulos and Leonidas Theoklitos. At the Board meeting held afterwards, these new directors were elected Deputy Chief Executive Officers of the Bank.

Athens, 26 November 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 30th November, 2010

Chief Executive Officer